EXHIBIT 2-B

        Amendment to the By-laws of Astra Institutional Securities Trust
                (formerly Pilgrim Institutional Securities Trust)

     The By-laws are hereby amended to change all references to the name "Pilgrim" to "Astra," including the name of the Trust to "Astra Institutional Securities Trust."

As adopted at a meeting of
the Board of Trustees on
April 10th , 1995